

SECURI 10035450 ION

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	February 28, 2010
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52230

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/09 (MM/DD/YY) AND ENDING 12/31/09 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DPEC CAPITAL, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

135 FIFTH AVENUE, 10TH FLOOR
(No. and Street)

NEW YORK	NY	10010
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIM F. HOLDERBAUM (212) 739-7655
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

MARCUM LLP
(Name – *if individual, state last, first, middle name*)

750 THIRD AVENUE, 11TH FL.	NEW YORK	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TIM F. HOLDERBAUM, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DPEC CAPITAL, INC., as of DECEMBER 31, 2009, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



URANELA HIDRIC
Notary Public, State of New York
No. 01HI6161244
Qualified in Richmond County
Commission Expires Feb. 20, 2011

Notary Public

Signature

CHIEF FINANCIAL OFFICER
Title

State of New York
County of New York
Sworn to before me this 26 day of Feb 20 10
Certificate filed in NY County

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DPEC CAPITAL, INC.

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder of
DPEC Capital, Inc.
New York, New York

We have audited the accompanying statement of financial condition of DPEC Capital, Inc. (the "Company") as of December 31, 2009, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with generally accepted auditing standards established by the Auditing Standards Board (United States) and in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of DPEC Capital, Inc. as of December 31, 2009, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. The Company incurred losses of $750,421 during the year ended December 31, 2009. Cash used in operating activities was $585,022. Based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. These factors raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 2. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Marcum LLP

February 24, 2010
New York, New York

MARCUMGROUP
MEMBER

Marcum LLP ■ 750 Third Avenue ■ 11th Floor ■ New York, New York 10017 ■ **Phone** 212.485.5500 ■ **Fax** 212.485.5501 ■ **marcumllp.com**
NEW YORK ■ NEW JERSEY ■ CONNECTICUT ■ PENNSYLVANIA ■ FLORIDA ■ GRAND CAYMAN

DPEC CAPITAL, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2009

Assets

Cash and cash equivalents	$ 269,060	
Due from clearing broker	49,356	
Advances and loans to registered representatives, net	1,415,832	
Property and equipment, net	68,959	
Investment in and receivable from Affiliates	560,280	
Other assets	69,387	
		$ 2,432,874

Liabilities and Stockholders' Equity

Liabilities

Accounts payable and accrued expenses	$ 32,281	
Payable to Parent	10,546	
		$ 42,827

Commitments and Contingencies

Stockholder's Equity

Common stock, $.01 par value; 1,000 shares authorized; 100 shares issued and outstanding		1
Paid-in capital		7,734,146
Accumulated deficit		(5,344,100)
		2,390,047
		$ 2,432,874

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2009

Revenues		
Private equity and venture capital fees - related parties	$ 2,423,266	
Private equity and venture capital fees	86,088	
Commissions	7,185	
Investment income - related parties	94,410	
Investment income	1,232	
Interest and other income	195,734	
		$ 2,807,915
Expenses		
Salaries and related costs	573,445	
Commissions and related costs	2,176,570	
Clearing costs	55,010	
Communications	33,953	
Depreciation and amortization	32,580	
Expense sharing - related parties	400,800	
Professional fees and other expenses	285,978	
		3,558,336
Net Loss		$ (750,421)

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2009

	Common Stock		Additional Paid-In	Accumulated	
	Shares	Amount	Capital	Deficit	Total
Balance - Beginning	1,000	$ 1	$ 6,688,213	$ (4,593,679)	$ 2,094,535
Capital contributions from Parent	--	--	650,000	--	650,000
Stock-based compensation	--	--	395,933	--	395,933
Net loss	--	--	--	(750,421)	(750,421)
Balance - Ending	1,000	$ 1	$ 7,734,146	$ (5,344,100)	$ 2,390,047

The accompanying notes are an integral part of these financial statements.

DPEC CAPITAL, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2009

Cash Flows from Operating Activities		
Net loss		$ (750,421)
Adjustments to reconcile net loss to net cash used in operating activities:		
Provision for uncollectible advances and loans to registered representatives	$ (96,000)	
Stock-based compensation	395,933	
Depreciation and amortization	32,580	
(Increase) decrease in assets:		
Due from clearing broker	(2,887)	
Advances and loans to registered representatives	(375,825)	
Investment in and receivable from parent and affiliate:	265,170	
Other assets	(15,206)	
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	(29,965)	
Payable to affiliate	(8,401)	
Total Adjustments		165,399
Net Cash Used in Operating Activities		(585,022)
Cash Provided by Financing Activities		
Capital contributions from Parent		650,000
Net Increase in Cash and Cash Equivalents		64,978
Cash and Cash Equivalents - Beginning of Year		204,082
Cash and Cash Equivalents - End of Year		$ 269,060
Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Interest expense		$ --
Income taxes		$ --

The accompanying notes are an integral part of these financial statements.

NOTE 1 - ORGANIZATION

DPEC Capital, Inc. (the "Company") was incorporated on February 9, 2001 in the state of Delaware. The Company is a broker-dealer registered with the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission ("SEC") and clears its securities transactions on a fully disclosed basis with another broker-dealer. The Company provides brokerage securities trading; private equity and venture capital investments; and advisory and other financial services to customers. There were no liabilities subordinated to the claims of creditors during the period ended December 31, 2009.

The Company is a wholly owned subsidiary of Diversified Private Equity Corp. ("Parent"). The Company changed its name from InvestPrivate, Inc. to DPEC Capital, Inc. effective January 1, 2008.

The Company, in its normal course of business, enters into and may be a party to private equity transactions with its Parent and certain related affiliates (see Notes 7 and 14).

NOTE 2 - GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The financial statements do not include any adjustments relating to the recoverability and classification of asset amounts or the classification of liabilities that might be necessary should the Company be unable to continue as a going concern. For the year ended December 31, 2009, the Company incurred a net loss of $750,421. Cash used in operating activities was $585,022 for the year ended December 31, 2009. Based upon projected revenues and expenses, the Company believes that it may not have sufficient funds to operate for the next twelve months. The aforementioned factors raise substantial doubt about the Company's ability to continue as a going concern.

NOTE 2 - GOING CONCERN AND MANAGEMENT'S LIQUIDITY PLANS (CONTINUED)

The Company needs to raise additional capital in order to be able to accomplish its business plan objectives. The Company has historically satisfied its capital needs primarily from capital contributions from its Parent, which in turn has relied on the sale of equity securities. Management of the Parent is continuing its efforts to secure additional funds through equity instruments. Management believes that it will be successful in obtaining additional financing; however, no assurance can be provided that the Company will be able to do so. There is no assurance that these funds will be sufficient to enable the Company to attain profitable operations or continue as a going concern. To the extent that the Company is unsuccessful, the Company may need to curtail its operations and implement a plan to extend payables and reduce overhead until sufficient additional capital is raised to support further operations. There can be no assurance that such a plan will be successful. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH AND CASH EQUIVALENTS

The Company considers all highly liquid temporary cash investments with an original maturity of three months or less when purchased, to be cash equivalents.

SECURITIES TRANSACTIONS AND COMMISSIONS

Securities transactions are recorded on a trade date basis. Commissions and related clearing charges are recorded on a trade date basis as securities transactions occur.

PRIVATE EQUITY AND VENTURE CAPITAL

Private equity and venture capital revenues include fees earned from providing venture capital and private equity investments. These fees are recorded at the date on which the offering's contingencies have been satisfied, funds are released from escrow and fees are earned.

Fees earned can include cash and securities, including warrants. Warrants are recorded as private equity and venture capital fees on the grant date based on the grant date fair value. For each financial reporting period, the warrants are revalued and any gain or loss is recognized as investment income (loss). The Company uses the Black-Scholes method to estimate the fair value of the warrants.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

STOCK BASED COMPENSATION

The Company is required to measure the cost of services received in exchange for an award of equity instruments based on the fair value of the award. For employees and directors, the award is measured on the grant date and for non-employees, the award is generally premeasured on interim financial reporting dates until the service period is complete. The fair value amount is then recognized over the period during which services are required to be provided in exchange for the award, usually the vesting period.

PROPERTY AND EQUIPMENT

Property and equipment are recorded at cost. Depreciation is calculated using the straight-line method based on the estimated useful lives of the related assets, which range from three to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the terms of the leases. Maintenance and repairs are charged to expense as incurred; costs of major additions and betterments that extend the useful life of the asset are capitalized. When assets are retired or otherwise disposed of, the costs and related accumulated depreciation or amortization are removed from the accounts and any gain or loss on disposal is recognized.

CONCENTRATIONS OF CREDIT RISK

The Company is engaged in providing a broad range of securities brokerage and investment services to a diverse group of private investors, as well as corporate finance and investment banking services to corporations and businesses. The Company uses a clearing broker to process transactions and maintain customer accounts on a fee basis for the Company. The Company permits the clearing firms to extend credit to its clientele secured by cash and securities in the client's account. The Company's exposure to credit risk associated with the non-performance by its customers and counterparties in fulfilling their contractual obligations can be directly impacted by volatile or illiquid trading markets, which may impair the ability of customers and counterparties to satisfy their obligations to the Company. The Company has agreed to indemnify the clearing broker for losses they incur while extending credit to the Company's clients. The maximum potential amount for future payments that the Company could be required to pay under this indemnification cannot be estimated. However, the Company believes that it is unlikely it will have to make any material payments under these arrangements and has not recorded any contingent liability in the financial statements for this indemnification. It is the Company's policy to review, as necessary, the credit standing of its customers and each counterparty. Amounts due from customers that are considered uncollectible by the clearing broker are charged back to the Company by the clearing broker when such amounts become determinable.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

CONCENTRATIONS OF CREDIT RISK (CONTINUED)

The Company places its cash deposits and temporary cash investments with major financial institutions. At times, cash and cash equivalents may be uninsured or in deposit accounts that exceed the Federal Deposit Insurance Corporation ("FDIC") insurance limit. At December 31, 2009, all of the Company's cash and cash equivalents are held at one financial institution.

ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

Advances and loans to registered representatives represent up-front or other short-term loans to registered representatives of the Company. The Company has the right to recover such advances from other monies owed to the registered representatives in the ordinary course of business. Such advances are also collateralized by certain investments the registered representatives own in affiliates of the Company. The determination of the uncollectible accounts is based on the amount of credit extended, the length of time each receivable has been outstanding, the collateral value and future compensation prospects, as it relates to each individual registered representative. The allowance for uncollectible amounts reflects the amount of loss that can be reasonably estimated by management and is included as part of professional fees and other expenses in the accompanying statements of operations. As of December 31, 2009, the Company has reserved approximately $444,000 for any potential non-collection.

ADVERTISING COSTS

Advertising costs are expensed as incurred. Advertising costs, which are included in professional fees and other expenses, were deemed to be nominal during each of the reporting periods.

INCOME TAXES

The Company accounts for income taxes under the liability method, which requires the recognition of deferred tax assets and liabilities for both the expected impact of differences between the financial statements and tax basis of assets and liabilities and for the expected future tax benefit to be derived from tax loss and tax credit carry forwards. The Company additionally establishes a valuation allowance to reflect the likelihood of realization of deferred tax assets.

The Company evaluates tax positions taken or expected to be taken in a tax return. As of December 31, 2009, no liability for unrecognized tax benefits was required to be recorded.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

USE OF ESTIMATES

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

RECENTLY ISSUED ACCOUNTING STANDARDS

In June 2009, the Financial Accounting Standards Board ("FASB") issued new accounting guidance that established the FASB Accounting Standards Codification, ("Codification" or "ASC") as the single source of authoritative GAAP to be applied by nongovernmental entities, except for the rules and interpretive releases of the SEC under authority of federal securities laws, which are sources of authoritative GAAP for SEC registrants. The FASB will no longer issue new standards in the form of Statements, FASB Staff Positions, or Emerging Issues Task Force Abstracts; instead the FASB will issue Accounting Standards Updates. Accounting Standards Updates will not be authoritative in their own right as they will only serve to update the Codification. These changes and the Codification itself do not change GAAP. This new guidance became effective for interim and annual periods ending after September 15, 2009. Other than the manner in which new accounting guidance is referenced, the adoption of these changes did not have a material impact on the Company's financial statements.

In May 2009, the FASB issued new accounting guidance, currently under ASC Topic 855 on Subsequent Events, which sets forth: 1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; 2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and 3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This guidance was effective for interim and annual periods ending after June 15, 2009. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 3 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

RECENTLY ISSUED ACCOUNTING STANDARDS (CONTINUED)

In August 2009, the FASB issued new accounting guidance, currently under ASC Topic 820 on Fair Value Measurements and Disclosures, on the measurement of liabilities at fair value. The guidance provides clarification that in circumstances in which a quoted market price in an active market for an identical liability is not available, an entity is required to measure fair value using a valuation technique that uses the quoted price of an identical liability when traded as an asset or, if unavailable, quoted prices for similar liabilities or similar assets when traded as assets. If none of this information is available, an entity should use a valuation technique in accordance with existing fair valuation principles. The adoption of this guidance did not have a material impact on the Company's financial statements.

NOTE 4 - DUE FROM CLEARING BROKER

In June 2009, the Company changed from Emmett A. Larkin Company, Inc. to Sterne Agee & Leach, Inc. ("SAL") to clear its brokerage business. Due from clearing broker represents amounts due from the clearing organization consisted primarily of cash deposits in accordance with the clearing arrangement with SAL, the Company's clearing broker. The Company incurred charges of approximately $55,000 under both arrangements combined for the year ended December 31, 2009.

NOTE 5 - ADVANCES AND LOANS TO REGISTERED REPRESENTATIVES

As of December 31, 2009, the Company has net outstanding advances and loans to registered representatives of $1,415,832. These balances bear interest at 6% and are due on demand. The balance consists of the following:

Advances and loans to registered representatives	$1,859,832
Allowance for uncollectible amounts	(444,000)
	$1,415,832

NOTE 6 - PROPERTY AND EQUIPMENT

Property and equipment, net, at December 31, 2009, consists of the following:

Furniture and fixtures	$	62,396
Leasehold improvement		93,010
Total		155,406
Less: accumulated depreciation and amortization		(86,447)
Property and equipment – net	$	68,959

Depreciation and amortization expense for the year ended December 31, 2009 was $32,580.

NOTE 7 - INVESTMENT IN AND RECEIVABLE FROM AFFILIATES

Investment in and receivable from affiliates, at December 31, 2009, consisted of the following:

Investments in warrants of affiliates, not readily marketable	$	559,329
Receivable from Affiliate		951
Total Investment in and Receivable from Affiliate	$	560,280
Payable to Parent	$	($10,546)

The investments in not readily marketable securities represent equity instruments of private companies recorded as investments at fair value. The warrants were received as a component of our fees for services rendered.

NOTE 8 - FAIR VALUE MEASUREMENTS

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In determining fair value, the Company often utilizes certain assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and/or the risks

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or developed by the Company. The fair value hierarchy ranks the quality and reliability of the information used to determine fair values. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three categories:

Level 1 - Valued based on quoted prices at the measurement date for identical assets or liabilities trading in active markets. Financial instruments in this category generally include actively traded equity securities.

Level 2 - Valued based on (a) quoted prices for similar assets or liabilities in active markets; (b) quoted prices for identical or similar assets or liabilities in markets that are not active; (c) inputs other than quoted prices that are observable for the asset or liability; or (d) from market corroborated inputs. Financial instruments in this category include certain corporate equities that are not actively traded or are otherwise restricted.

Level 3 - Valued based on valuation techniques in which one or more significant inputs is not readily observable. Included in this category are certain corporate debt instruments, certain private equity investments, and certain commitments and guarantees.

As of December 31, 2009:

Securities Owned at Fair Value	Level 1	Level 2	Level 3	Total
Warrants - Affiliates	$ --	$ --	$559,329	$559,329
Warrants - Other			27,473	27,473
Total			$586,802	$586,802

A reconciliation of Level 3 assets is as follows:

	Warrants	Investments
Balance, January 1, 2009	$789,273	$ 9,105
Received/issuances	513,016	--
Allocated to employees as compensation	(820,234)	--
Realized and unrealized loss	104,747	(9,105)
Balance, December 31, 2009	$586,802	$ --

NOTE 8 - FAIR VALUE MEASUREMENTS (CONTINUED)

The fair value of the warrants was determined based on the Black-Scholes model, which requires the input of highly subjective assumptions, including the expected share price volatility. Given that such shares were not publicly-traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within the industry.

It is the Company's policy to distribute part of the warrants it receives to registered representatives or other employees who provided investment banking services. The total compensation expense (fair value) recorded related to these distributed warrants was $820,234 in 2009. These warrants had been earned through serving as placement agent on various private placement offerings.

NOTE 9 - INCOME TAXES

The accounts of the Company are included in the consolidated income tax returns filed by its Parent. The Company computes its tax accounts as if it were a separate entity. The Company has elected an accounting policy whereby interest and penalties assessed by jurisdictions, if any, would be classified as an operating expense.

As of December 31, 2009, the Company had approximately $4,600,000 of federal and state net operating loss carry forwards available to offset future taxable income. These net operating losses, if not utilized, begin expiring in 2021. At December 31, 2009, net deferred tax assets consisted of the following:

Deferred tax assets:	
Net operating loss	$ 2,075,000
Stock-based compensation	205,000
Allowance for uncollectible advances and loans	201,000
Gross deferred tax assets	2,481,000
Excess of book over tax basis of warrants	(266,000)
Net deferred tax assets before valuation allowance	2,215,000
Less: Valuation allowance	(2,215,000)
Net deferred tax asset	$ --

NOTE 9 - INCOME TAXES (CONTINUED)

The Company believes that uncertainty exists with respect to the future realization of the net deferred tax assets and has established a valuation allowance for the full amount as of December 31, 2009. The deferred tax asset valuation allowance increased by approximately $321,000 during the year ended December 31, 2009.

The Company evaluated the provisions of ASC 740 related to the accounting for uncertainty in income taxes recognized in an enterprise's financial statements. ASC 740 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. Differences between tax positions taken or expected to be taken in a tax return and the benefit recognized and measured pursuant to the interpretation are referred to as "unrecognized benefits". A liability is recognized (or amount of net operating loss carry forward or amount of tax refundable is reduced) for an unrecognized tax benefit because it represents an enterprise's potential future obligation to the taxing authority for a tax position that was not recognized as a result of applying the provisions of ASC 740.

Interest costs related to unrecognized tax benefits are required to be calculated (if applicable) and would be classified as "Interest expense, net" in the statements of operation. Penalties would be recognized as a component of "General and administrative expenses."

The Company's uncertain tax positions are related to tax years that remain subject to examination by relevant tax authorities. The Company files income tax returns in the United States (Federal) and in primarily New York.

NOTE 10 - NET CAPITAL REQUIREMENTS

The Company, as a registered broker-dealer, is subject to the SEC's Uniform Net Capital Rule 15c3-1 that requires the maintenance of minimum net capital. This requires that the Company maintain minimum net capital of $100,000 and requires that the ratio of aggregate indebtedness, as defined, to net capital, shall not exceed 15 to 1.

As of December 31, 2009, the Company's net capital exceeded the requirement by $175,589.

The Company had a percentage of aggregate indebtedness to net capital of approximately 15.5% as of December 31, 2009.

NOTE 10 - NET CAPITAL REQUIREMENTS (CONTINUED)

Advances, dividend payments and other equity withdrawals are restricted by the regulations of the SEC, and other regulatory agencies are subject to certain notification and other provisions of the net capital rules of the SEC. The Company qualifies under the exemptive provisions of Rule 15c3-3 as the Company does not carry security accounts for customers or perform custodial functions related to customer securities.

NOTE 11 - STOCKHOLDER'S EQUITY

STOCK OPTION PLANS

The Parent's 2000 Equity Incentive Plan, the 2001 Equity Incentive Plan, as amended, and the 2008 Equity Incentive Plan, were approved by the Parent's Board on October 1, 2000, June 21, 2001 and September 2, 2008, respectively. The plans provide for grants to purchase up to an aggregate of 1,000,000 shares, 5,000,000 shares, and 12,000,000 shares, respectively. All three equity plans permit the granting of incentive and non-qualified stock options, restricted and unrestricted stock, performance awards, loans and grants. Under all plans, (1) awards may be granted to employees, consultants, independent contractors, officers and directors; (2) the maximum term of any award shall be ten years from the date of grant; (3) the exercise price of any award shall not be less than the fair value on the date of grant.

STOCK OPTION GRANTS

On February 10, 2009, the Company's Parent granted options to purchase 350,000 shares of common stock at an exercise price of $0.50 to existing employees of the Company pursuant to the 2008 Equity Incentive Plan. The options expire after five years. The $88,364 grant date fair value is being amortized over the three year vesting period.

During 2009, options to purchase 120,963 shares of the Parent's common stock were forfeited by one former employee in accordance with the terms of the option agreement.

During the year ended December 31, 2009, the Company recognized compensation expense related to stock option grants of $273,973 to registered representatives, which is reflected as Commissions and relate costs and $43,308 to salaried employees, which is reflected as Salaries and relate costs in the statement of operations. As of December 31, 2009, there was $108,158 of unrecognized stock-based compensation expense related to stock option grants that will be amortized over a weighted average period of 2.48 years.

The Company has computed the fair value of options granted using the Black-Scholes option pricing model. Forfeitures are estimated at the time of valuation and reduce expense ratably over the vesting period. This estimate will be adjusted periodically based on the extent to which actual forfeitures differ, or are expected to differ, from the previous

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

estimate, when it is material. The expected term of options granted represents the estimated period of time that options granted are expected to be outstanding were estimated based upon the "simplified" method for "plain-vanilla" options. Given that the Company's shares are not publicly traded, the Company developed an expected volatility figure based on a review of the historical volatilities, over a period of time, of similarly positioned public companies within its industry. The risk-free interest rate was determined from the implied yields from U.S. Treasury zero-coupon bonds with a remaining term consistent with the expected term of the options.

In applying the Black-Scholes option pricing model at grant date, the Company used the following weighted average assumptions:

Risk free interest rate	1.79%
Expected term (years)	4.06
Expected volatility	78%
Expected dividends	--
Forfeiture rate	5%

The weighted average estimated grant date fair value of the stock options granted during the year ended December 31, 2009 was $0.25 per share.

A summary of options activity during the year ended December 31, 2009, is presented below:

	Number of Options	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term	Intrinsic Value
Balance, December 31, 2008	2,041,137	$0.66		
Granted	350,000	0.50		
Exercised	--	--		
Forfeited	(120,963)	0.50		
Cancelled	--	--		
Balance, December 31, 2009	2,270,174	$0.65	3.9	$ --
Exercisable, December 31, 2009	1,647,784	$0.55	3.8	$ --

NOTE 11 - STOCKHOLDER'S EQUITY (CONTINUED)

STOCK OPTION GRANTS (CONTINUED)

The following table presents information related to stock options at December 31, 2009:

Options Outstanding		Options Exercisable	
Exercise Price	Number of Options	Weighted Average Remaining Life In Years	Number of Options
$0.50	1,979,037	3.8	1,575,000
1.65	291,137	4.0	72,784
	2,270,174	3.8	1,647,784

CAPITAL CONTRIBUTION

The Company's Parent contributed an aggregate of $650,000 of capital to the Company during the year ended December 31, 2009.

NOTE 12 - COMMITMENTS AND CONTINGENCIES

LITIGATION

The Company is subject to legal proceedings and claims arising from the ordinary course of its business. In the opinion of management, the aggregate liability, if any, with respect to such actions, will not have a material adverse effect on the financial condition or result of operations of the Company.

In May 2007, the Company, Scott Mathis Chairman and Chief Executive Officer of the Company, its Parent and InvestBio, Inc. an affiliated company), Donald Geraghty (the Company's former Senior Vice President and Director of Compliance and Operations), and Ronald S. Robbins (Executive Vice President and Chief Operating Officer of InvestBio and its Parent), entered into a settlement of a disciplinary action filed in May 2004 by the NASD (now known as FINRA), the regulatory body that has primary jurisdiction over the company.

The settlement with FINRA left a few charges unresolved, principally whether Mr. Mathis inadvertently or willfully failed to properly disclose the existence of certain federal tax liens on his personal NASD Form U-4. Following a two-day hearing in July 2007, a decision was

NOTE 12 - COMMITMENTS AND CONTINGENCIES (CONTINUED)

LITIGATION (CONTINUED)

issued in December 2007. Mr. Mathis was found to have negligently failed to make, or timely make, certain disclosures on his Form U-4 (principally concerning personal tax liens which relate to tax years as far back as 1993 and which have all been paid off), and to have willfully failed to disclose certain tax liens for part of the period in question. In connection only with his duties at DPEC Capital, Mr. Mathis received a three-month suspension (plus a second ten-day suspension which would run concurrently), and was fined $12,500. These sanctions have not been served and are presently stayed. Management does not believe these rulings will affect Mr. Mathis's ability to perform his duties as Chairman and CEO of the Parent or InvestBio.

Mr. Mathis never disputed that he failed to timely make these disclosures on his Form U-4; he only disputes the willfulness finding, and filed an appeal to the FINRA National Adjudicatory Council (the "NAC") to challenge that part of the ruling. On December 16, 2008, the NAC denied the appeal, and the decision of the hearing officer pertaining to the "willful" issue was affirmed, and even slightly broadened. Thereafter, Mr. Mathis appealed the NAC decision to the U.S. Securities and Exchange Commission (the "SEC"). In December 2009, the SEC affirmed the NAC decision. On or about February 5, 2010, Mr. Mathis appealed the SEC decision to the U.S. Court of Appeals. According to information supplied by FINRA, the suspensions and fine against Mathis will continue to be stayed pending appeal. If the finding that Mr. Mathis acted "willfully" stands, he would become subject to a "statutory disqualification" in which event he may be required to cease working for DPEC Capital.

The Company's management, as of February 24, 2010, is not aware that the Company is named as a defendant or respondent in any pending litigation or FINRA arbitration.

NOTE 13 - BENEFIT CONTRIBUTION PLAN

The Company's Parent sponsors a 401(k) profit sharing plan that covers substantially all of its employees, including employees of DPEC Capital, Inc. The plan provides for a discretionary annual contribution, which is allocated in proportion to compensation. In addition, each participant may elect to contribute to the Plan by way of a salary deduction.

A participant is always fully vested in their account, including the Company's contribution. For the year ended December 31, 2009, the Company recorded a charge of approximately $78,652 for the 2009 contribution. This charge has been included in the 2009 statement of operation and is also a component of stockholder's equity. The Parent will issue shares of its common stock to settle this obligation.

NOTE 14 - RELATED PARTY TRANSACTIONS

The Company maintains equity investments in its Parent and certain affiliated companies, most of which were earned pursuant to placement agency agreements. In addition, the Company maintains receivable/(payable) balances with its Parent and certain affiliates. See Note 7 for additional details.

During 2009, the Company's Parent contributed a total of $650,000 as additional paid-in capital. See Note 10 for additional details.

During 2009, the Company recorded $2,423,266 of private equity and venture capital fees arising from private placement transactions on behalf of certain affiliated companies pursuant to placement agency agreements. These revenues were generated from two entities, of which one accounted for 80% of total revenues during the twelve months ended December 31, 2009. Of the total amount, $1,996,338 represents cash fees and $426,928 represents fees in the form of warrants, which were recorded at fair market value as of the grant date using the Black-Scholes model. See Note 8 for additional details.

The Company entered into an agreement to pay its Parent a monthly amount to cover shared expenses based on estimated usage to cover office space, support staff and other operating expenses. Included in professional fees and other expenses is approximately $400,800 for charges paid to its Parent.

NOTE 15 - REVENUE CONCENTRATION

The Company considers significant revenue concentrations to be customers or employees who account for 10% or more of the total revenues generated by the Company during the period. The Company had five active employee who accounted for 25%, 23%, 14%, 12% and 12% of total revenues respectively.

NOTE 16 - SUBSEQUENT EVENTS

During 2010, the Company's Parent contributed a total of $120,000 as additional paid-in capital.

Management has evaluated all subsequent events after the balance sheet date and through the financial issuance date of February 24, 2010.

DPEC CAPITAL, INC.

COMPUTATION OF NET CAPITAL UNDER RULE 15c-3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

Net Capital		
Stockholders' Equity		2,390,047
Deductions		
Advances and loans to registered representatives, net	$ 1,415,832	
Property and equipment, net	68,959	
Investment in and receivable from Parent and affiliates	560,280	
Other assets	69,387	
Non-Allowable Assets		2,114,458
Net Capital		$ 275,589
Aggregate Indebtedness		$ 42,827
Minimum Net Capital Required		$ 100,000
Excess of Net Capital over Minimum Requirements		$ 175,589
Percentage of Aggregate Indebtedness to Net Capital		15.5%

See report of independent registered public accounting firm.

DPEC CAPITAL, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See report of independent registered public accounting firm.

DPEC CAPITAL, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2009

The Company claims exemption from the requirements of rule 15c3-3, under Section (k)(2)(i) of the rule.

See report of independent registered public accounting firm.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member of
DPEC Capital Inc.

In planning and performing our audit of the financial statements of DPEC Capital Inc. (the "Company"), as of and for the year ended December 31, 2009, and in accordance with the standards of the Public Company Accounting Oversight Board (United States) in accordance with auditing standards generally accepted in the United States of America and in accordance with the standards of the public company accounting oversight Board (United States), we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(ii) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13

Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ **Phone** 212.485.5500 ▪ **Fax** 212.485.5501 ▪ **marcumllp.com**
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a deficiency or a combination of deficiencies in internal control, that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a significant deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be a material weakness. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2009, to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

February 24, 2010
New York, New York

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

To the Member of
DPEC Capital Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the period from April 1, 2009 to December 31, 2009, which were agreed to by DPEC Capital Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC and other designated examining authority, solely to assist you and the other specified parties in evaluating DPEC Capital Inc's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). DPEC Capital Inc's management is responsible for DPEC Capital Inc's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries [excel spreadsheet calculating the accrued expense, copies of cancelled checks and bank statements], noting no differences;

2. Compared the Total Revenue amounts of the audited Form X-17a-5 for the year ended December 31, 2009 less revenues reported on the FOCUS reports for the period from January 1, 2009 to March 31, 2009, as applicable, with the amounts reported in Form SIPC-7T for the period from April 1, 2009 to December 31, 2009 (excel spreadsheet reconciling quarterly revenues to the trial balance), noting no differences;

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers, (excel spreadsheet reconciling SIPC-7T to the quarterly trial balances), noting no differences;

4. Proved the arithmetical accuracy of the calculations reflected in form SIPC-7T and in the related schedules and working papers (excel spreadsheet recalculating the SIPC-7T assessment expense) supporting the adjustments noting no differences.

Marcum LLP ▪ 750 Third Avenue ▪ 11th Floor ▪ New York, New York 10017 ▪ Phone 212.485.5500 ▪ Fax 212.485.5501 ▪ marcumllp.com
NEW YORK ▪ NEW JERSEY ▪ CONNECTICUT ▪ PENNSYLVANIA ▪ FLORIDA ▪ GRAND CAYMAN

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Marcum LLP

February 24, 2010
New York, New York

DPEC CAPITAL, INC.

SCHEDULE OF ASSESSMENT AND PAYMENTS TO THE SECURITIES INVESTOR PROTECTION CORPORATION

NINE MONTHS ENDED DECEMBER 31, 2009

	Date Paid	Amount
General Assessment Reconciliation for the Period April 1, 2009 to December 31, 2009		$ 4,408
Payment Schedule:		
SIPC-4	1/26/2009	150
SIPC-6	10/2/2009	1,382
SIPC-7T	-	--
Balance Due		$ 2,876

See Independent Accountants' Report on Applying Agreed-Upon Procedures.

FIRST INVESTORS CORPORATION

ANNUAL AUDITED REPORT
FORM X-17A-5

DECEMBER 31, 2009

TAIT, WELLER & BAKER LLP

DPEC CAPITAL, INC.

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION

FOR THE YEAR ENDED DECEMBER 31, 2009